Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

RTP Extraordinary General Meeting Release

Reinvent Technology Partners Announces Extraordinary General Meeting to Approve Business

Combination with Joby Aviation

Extraordinary General Meeting of Shareholders to be Held on August 5, 2021

NEW YORK, July 20, 2021—Reinvent Technology Partners (“RTP”) (NYSE: RTP), a special purpose acquisition company that takes a “venture capital at scale” approach to partnering with bold leaders and companies, announced on Friday that the Extraordinary General Meeting of Shareholders (“Extraordinary Meeting”) to vote on the approval and adoption of RTP’s business combination agreement with Joby Aviation, a transportation company developing an all-electric, vertical take-off and landing aircraft that it intends to operate as a commercial passenger aircraft beginning in 2024, will be held on August 5, 2021 at 12:00 p.m. Eastern time.

RTP shareholders of record as of the close of business on June 14, 2021 are entitled to vote at the Extraordinary Meeting. The business combination, if approved by RTP shareholders, is expected to close as soon as practicable following the Extraordinary Meeting. Upon the closing of the business combination, RTP will change its name to Joby Aviation, Inc. (the “Combined Company”) and the Combined Company’s shares and warrants are expected to trade on the New York Stock Exchange under the ticker symbol “JOBY” and “JOBY WS,” respectively.

A Special Meeting of Public Warrant Holders (“Warrant Holders Meeting”) to vote on the approval of certain amendments to the warrant agreement between RTP and Continental Stock Transfer & Trust Company, as warrant agent, will be held at 12:30 p.m. Eastern Time on the same date. Public warrant holders of record as of the close of business on June 14, 2021 are entitled to vote at the Warrant Holders Meeting.

A definitive proxy statement and other relevant documents will be mailed, on or about July 19, 2021, to RTP shareholders and public warrant holders of record as of the close of business on June 14, 2021. Shareholders and public warrant holders are encouraged to read the proxy statement and accompanying documents in their entirety. Shareholders and public warrant holders can also obtain free copies of the proxy statement and all relevant documents filed or that will be filed with the U.S Securities and Exchange Commission (“SEC”) by RTP (when available) through the website maintained by the SEC at http://www.sec.gov. The documents filed by RTP with the SEC may also be obtained free of charge at RTP’s website at https://a.reinventtechnologypartners.com/investor-relations or by written request to: Reinvent Technology Partners, 215 Park Avenue, Floor 11, New York, NY 10003.

Shareholders and/or public warrant holders of RTP are encouraged to submit their vote as soon as possible to ensure they are represented at the Extraordinary Meeting and/or the Warrant Holders Meeting, as applicable. RTP has engaged Morrow Sodali LLC (“Morrow Sodali”) as its proxy solicitor in connection with the Extraordinary Meeting and the Warrant Holders Meeting. Shareholders or public warrant holders needing assistance in voting can contact Morrow Sodali by calling 800-662-5200, or banks and brokers can call collect at 203-658-9400, or by emailing RTP.info@investor.morrowsodali.com.

About Joby Aviation

Joby Aviation is a California headquartered transportation company developing an all-electric vertical takeoff and landing aircraft which it intends to operate as a fast, quiet, and affordable air taxi service beginning in 2024. The zero emissions aircraft, which is quiet at takeoff and near silent when flying overhead, can transport four passengers and a pilot up to 150 miles on a single charge and can cruise at 200 mph. It is designed to help reduce urban congestion and accelerate the shift to sustainable modes of transit. Founded in 2009, Joby employs more than 800 people, with offices in Santa Cruz, San Carlos, and Marina, California, as well as Washington D.C. and Munich, Germany. To learn more, visit www.jobyaviation.com

About Reinvent Technology Partners

Reinvent Technology Partners is a newly formed special purpose acquisition company led by Reid Hoffman, Mark Pincus and Michael Thompson, that takes a “venture capital at scale” approach to partnering with bold leaders and companies. RTP will support a technology business to innovate and achieve entrepreneurship at scale by leveraging its team’s operating expertise as founders of iconic technology companies, their experience building companies as advisors and board members, and the capital raised in its initial public offering.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners (“RTP”) and Joby Aero, Inc. (“Joby Aviation”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby Aviation and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings or other disputes that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or

Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s Annual Report on Form 10-K for the year ended December 31, 2020, as amended, the registration statement on Form S-4 (File No. 333-254988) discussed below and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This press release relates to a proposed transaction between RTP and Joby Aero, Inc. (“Joby”). This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, RTP has filed a registration statement on Form S-4 (333-254988), and a final proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

For Joby Aviation

Investors:

investors@jobyaviation.com

+1-831-201-6006

Media:

Mojgan Khalili

press@jobyaviation.com

For Reinvent Technology Partners

Investors:

ir@reinventtechnologypartners.com

Media:

Ed Trissel / Scott Bisang

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449